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     F O R M 3          UNITED STATES SECURITIES AND EXCHANGE COMMISSION                            OMB Approval
--------------------                Washington, D.C. 20549
                                                                                                   --------------------------------
                                                                                                   --------------------------------
                                                                                                   OMB Number            3235-0104
                                                                                                   Expires:       February 1, 1994
                     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                       Estimated average burden
                                                                                                   hours per response........05
     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
           Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

                                                                                                   --------------------------------
(Print or Type Responses)
___________________________________________________________________________________________________________________________________
1..Name and Address of Reporting Person*            | 2. Date of Event          4. Issuer Name and Ticker or Trading Symbol
                                                    |    Requiring Statement
                                                    |    (Month/Day/Year)           Shanecy, Inc. (OTCBB - "SECY")


                                                             11/19/99
      Bloom           Leighton               A.
----------------------------------------------------                            ___________________________________________________
      (Last)            (First)          (Middle)
                                                                               5. Relationship of Reporting Person(s) to Issuer
                                                                                        (Check all applicable)
              1530 - 625 Howe Street
----------------------------------------------------                                    Director               X   10% Owner
                    (Street)                                                     -------                    -------
                                                                                        Officer (give              Other (specify
                                                     ---------------------------   X    title below)               below)
                                                     3.   I.R.S. Identification  -------                    -------
      Vancouver            BC             V6C 2T6         Number of Reporting
----------------------------------------------------      Person, if an entity
       (City)            (State)           (Zip)          (Voluntary)            Chief Imformation Officer
                                                                                 ---------------------------------------
___________________________________________________________________________________________________________________________________

6.  If Amendment, Date of Original
    (Month/Day/Year)


                 N/A






___________________________________________________________________________________________________________________________________
             Table I - Non-Derivative Securities Beneficially Owned
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1. Title of Security                2.  Amount of Securities    3. Ownership                      4. Nature of Indirect Beneficial
   (Instr. 4)                           Beneficially Owned         Form:  Direct (D) or Indirect     Ownership (Instr. 5)
                                        (Instr. 4)                 (I) (Instr. 5)
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  none
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F O R M  3   (continued)    Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1.  Title of Derivative   2.  Date Exercisable and  3. Title and Amount of    4.  Conversion  5. Ownership        6. Nature of
    Security (Instr. 4)       Expiration Date          Securities Underlying      or Exercise    Form of             Indirect
                              (Month/Day/Year)         Derivative Security        Price of       Derivative          Beneficial
                                                       (Instr. 4)                 Derivative     Security:           Ownership
                                                                                  Security       Direct (D)          (Instr. 5)
                                                                                                 or Indirect
                                                                                                 (I) (Instr. 5)
                            --------------------------------------------------------------------------------------------------------
                               Date     Expiration                 Amount or
                           Exercisable     Date       Title    Number of Shares
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Option                     See Note 2   See Note 2  Common Stock   1,000,000       $0.09/share        D                N/A
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Note 1:   The Option is held by a family limited partnership in which Mr. Bloom owns a 1% interest and of which he is the managing general partner.

Note 2: The Option is exercisable immediately after Shanecy, Inc. amends its Articles of Incorporation to increase the number of its authorized shares. The Option will terminate the sooner of five (5) years after issuance or ninety (90) days after Mr. Bloom ceases to be affiliated with Shanecy, Inc.

**Intentional  misstatements or omissions of facts  constitute  Federal          /s/
Criminal Violation See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                     -------------------------------  -----------------
                                                                                 **Signature of Reporting Person         Date





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